UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **June 14, 2010**

BI-OPTIC VENTURES, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-49685**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1030 West Georgia St, #1518 **Vancouver, British Columbia, Canada**	**V6E 2Y3**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-2646

N/A

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

a. Further to the TSX Venture Exchange's bulletin dated June 10, 2010, Bi-Optic Ventures Inc. (the "Company") wishes to announce that it has closed its non-brokered private placement. The Company sold 6,000,000 units (the "Units") at $0.10 per Unit for gross proceeds of $600,000. Each Unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share in the Company at a price of $0.15 for a period of one year from the date of closing. The Company paid finder's fees in the amount of $25,200 to various arm's length parties in connection with this private placement. All the shares issued in this private placement and any resulting shares issued upon the exercise of any warrants will be subject to a hold period expiring on October 12, 2010.

Refer to the press release in Exhibit 99.1 for additional information.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:
    99.1. Press Release; dated 6/14/2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 16, 2010   Bi-Optic Ventures Inc.
                             (Registrant)

/s/ *Harry Chew*
(Signature)
(Harry Chew, President/CEO/CFO/Director)

Exhibit 99.1

BI-OPTIC VENTURES INC.

June 14, 2010

Trading Symbol: TSXV – BOV.H
OTC - BOVKF

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWS WIRES

CLOSING OF NON-BROKERED PRIVATE PLACEMENT

Further to the TSX Venture Exchange's bulletin dated June 10, 2010, Bi-Optic Ventures Inc. (the "Company") wishes to announce that it has closed its non-brokered private placement. The Company sold 6,000,000 units (the "Units") at $0.10 per Unit for gross proceeds of $600,000. Each Unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share in the Company at a price of $0.15 for a period of one year from the date of closing. The Company paid finder's fees in the amount of $25,200 to various arm's length parties in connection with this private placement. All the shares issued in this private placement and any resulting shares issued upon the exercise of any warrants will be subject to a hold period expiring on October 12, 2010.

The proceeds of the offering will be used for general working capital purposes.

ON BEHALF OF THE BOARD OF DIRECTORS

"Harry Chew"
Harry Chew
President

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward Looking Information: This news release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

Suite #1518-1030 West Georgia St., Vancouver, BC Canada V6E 2Y3
Phone (604) 689-2646 Fax (604) 689-1289